================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                              Occam Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67457P309
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                  April 6, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 2 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates VII, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             0 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     0 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         0 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 2 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 3 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners VII, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             0 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     0 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         0 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 3 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 4 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA General Partners, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             0 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     0 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         0 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 4 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 5 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates 9, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 5 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 6 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners 9, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 6 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 7 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter J. Barris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 7 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 8 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         C. Richard Kramlich
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 8 of 19 Pages

===================                                                 ============
CUSIP NO. 67457P309                   13D                           PAGE 9 OF 19
===================                                                 ============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter T. Morris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 9 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 10 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         John M. Nehra
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 10 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 11 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Charles W. Newhall, III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 11 of 19 Pages

===================                                                =============
CUSIP NO. 67457P309                   13D                          PAGE 12 OF 19
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Mark W. Perry
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             1,869,505 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     1,869,505 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,869,505 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.3%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 12 of 19 Pages

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Occam Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 77 Robin Hill Road, Santa Barbara, California 93117.

Item 2. Identity and Background.
        -----------------------

     Names of Persons Filing: New Enterprise Associates VII, Limited Partnership ("NEA VII") and New Enterprise Associates 9, Limited Partnership ("NEA 9") (collectively, the "Funds"); NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII, NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9 and NEA General Partners, L.P. ("Presidents Partners") (collectively, the "GPLPs"); and Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall"), and Mark W. Perry ("Perry") (collectively, the "General Partners"). All of the General Partners are individual general partners of NEA Partners VII and NEA Partners 9. All of the General Partners except Morris are individual general partners of Presidents Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

     The address of the principal business office of Presidents Partners, NEA VII, NEA Partners VII, NEA 9, NEA Partners 9, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

     Each of NEA VII, NEA Partners VII, NEA 9, NEA Partners 9 and Presidents Partners is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

     The principal business of NEA VII and NEA 9 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VII, NEA Partners 9 and Presidents Partners is to act as the general partner of NEA VII, NEA 9 and NEA Presidents Fund, L.P. respectively. The principal business of each of the General Partners is to act as a general partner of NEA Partners VII, NEA Partners 9, Presidents Partners and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     NEA 9 purchased 45,000 shares of Series A-2 Convertible Preferred Stock, par value $0.0001 per share, (the "Series A-2 Stock") for $10.00 per share from the Issuer in a private transaction on March 23, 2005. The aggregate purchase price for the Series A-2 Stock was $450,000.

                               Page 13 of 19 Pages

     The working capital of NEA 9 was the source of the funds for the purchase. No part of the purchase price paid by NEA 9 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 9 Series A-2 Stock.

Item 4. Purpose of Transaction.
        ----------------------

     On February 23, 2006, the Issuer announced a 1-for-40 reverse stock split which was previously authorized at its annual meeting of stockholders held on June 21, 2005. The record date for the reverse split was March 10, 2006. The shares beneficially owned in this Amendment No. 5 to Schedule 13D are reported on a post-reverse-split basis.

     On April 6, 2006, New Enterprise Associates VII, Limited Partnership ("NEA VII") sold 80,838 shares of Common Stock. On April 6, 2006, NEA Partners VII, Limited Partnership ("NEA Partners VII") sold 16,802 shares of Common Stock. On April 7, 2006, NEA General Partners, L.P. ("Presidents Partners") sold 37 shares of Common Stock. Depending on general market and economic conditions, continuing evaluation of the business and prospects of the Issuer, the relative attractiveness of other business and investment opportunities, and other factors, the Reporting Persons may from time to time sell all or a portion of the Record Shares, dispose of or acquire additional shares of the Issuer in the open market or in privately negotiated transactions, or distribute shares of the Issuers to their respective partners. Except as reported in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

                               Page 14 of 19 Pages

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Amount Beneficially Owned: NEA 9 is the record owner of 1,140,285 shares of Common Stock and a Warrant to purchase 1,947 shares of Common Stock of the Issuer (the "NEA 9 Shares"). In addition, NEA 9 is the record owner of 320,000 shares of Series A-2 Stock which is convertible into Common Stock at a conversion ratio of 2.27272 to 1 for a total of 727,273 shares of Common Stock (the "NEA A-2 Shares") (collectively, the "NEA 9 Record Shares"). NEA 9, NEA Partners 9 and the General Partners may each be deemed to beneficially own the NEA 9 Record Shares, for an aggregate of 1,869,505 shares of Common Stock (the "Record Shares").

          (a) Percent of Class: NEA VII, NEA Partners VII and Presidents
     Partners: 0%; each other Reporting Person: 24.3%. The foregoing percentages are calculated based on a total of 6,974,185 shares reported to be outstanding in the Issuer's most recent Form 10-K filed on March 30, 2006 with the Securities and Exchange Commission.

          (b) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person.

               (ii) shared power to vote or to direct the vote: 0 shares for NEA
                    VII, NEA Partners VII and Presidents Partners; 1,869,505 shares for each other Reporting Person.

               (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person.

               (iv) shared power to dispose or to direct the disposition of: 0 shares for NEA VII, NEA Partners VII and Presidents Partners; 1,869,505 shares for each other Reporting Person.

                    Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

               (c) Except as set forth above, none of the Reporting Persons has effected any additional transactions in the Common Stock of the Issuer during the last 60 days.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

               (e) On April 6, 2006, each of NEA VII, NEA Partners VII and Presidents Partners ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1 Agreement regarding filing of joint Schedule 13D.

                               Page 15 of 19 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2006


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP


    By:            *
        ---------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner

NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By: NEA PARTNERS VII, LIMITED PARTNERSHIP


    By:              *
        ---------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner

NEA GENERAL PARTNERS, L.P.

By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner

                               Page 16 of 19 Pages

                *
-----------------------------------
Peter J. Barris


                *
-----------------------------------
C. Richard Kramlich


                *
-----------------------------------
Peter T. Morris


                *
-----------------------------------
John M. Nehra


                *
-----------------------------------
Charles W. Newhall III


                *
-----------------------------------
Mark W. Perry



                                   * /s/ Louis S. Citron
                                   ---------------------------
                                   Louis S. Citron
                                   As attorney-in-fact


This Amendment No. 5 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on January 18, 2005 in connection with Amendment No. 4 to Schedule 13D for Occam Networks, Inc. which Powers of Attorney are incorporated herein by reference.

                               Page 17 of 19 Pages

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Occam Networks, Inc.

     EXECUTED this 21st day of April, 2006.


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP


    By:            *
        ---------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP


By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By: NEA PARTNERS VII, LIMITED PARTNERSHIP

    By:            *
        ---------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner

NEA GENERAL PARTNERS, L.P.

By:                *
    -------------------------------
    Charles W. Newhall III
    General Partner

                               Page 18 of 19 Pages

                  *
-----------------------------------
Peter J. Barris

                  *
-----------------------------------
C. Richard Kramlich

                  *
-----------------------------------
Peter T. Morris

                  *
-----------------------------------
John M. Nehra

                  *
-----------------------------------
Charles W. Newhall III

                  *
-----------------------------------
Mark W. Perry



                                   /s/ Louis S. Citron
                                   ------------------------------
                                   Louis S. Citron
                                   As attorney-in-fact


This Agreement to Amendment No. 5 of Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on January 18, 2006 in connection with Amendment No. 4 to
Schedule 13D for Occam Networks, Inc. which Powers of Attorney are incorporated herein by reference.















                               Page 19 of 19 Pages